EXHIBIT 99.1

Precision Drilling Corporation Announces 2019 Fourth Quarter and Year End Unaudited Financial Results

CALGARY, Alberta, Feb. 13, 2020 (GLOBE NEWSWIRE) -- (Canadian dollars except as indicated)

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2019 fourth quarter and year end highlights:

  Revenue of $372 million was a decrease of 13% compared with the fourth quarter of 2018.
  Net loss of $1 million or $0.00 per diluted share compared to a net loss of $198 million or $0.68 per diluted share in the fourth quarter of 2018. Our 2019 earnings per diluted share were $0.02, compared with a net loss of $1.00 per diluted share in 2018. In the quarter we decommissioned certain drilling and ancillary equipment that no longer met our High-Performance technology standards for a loss on asset decommissioning of $20 million that, after-tax, increased our net loss by $15 million and net loss per diluted share by $0.05. During the fourth quarter of 2018, we incurred goodwill impairment charges that, after-tax, reduced net earnings by $199 million or net earnings per diluted share by $0.68.
  Earnings before income taxes, gain on repurchase and redemption of unsecured senior notes, finance charges, foreign exchange, impairment of goodwill, reversal of impairment of property, plant and equipment, loss on asset decommissioning, gain on asset disposals and depreciation and amortization (Adjusted EBITDA, see “NON-GAAP MEASURES”) of $105 million was 22% lower than the fourth quarter of 2018.
  Funds provided by operations (see “NON-GAAP MEASURES”) was $76 million versus $93 million in the prior year quarter. Cash provided by operations was $75 million versus $93 million in the prior year quarter. The decrease in funds and cash provided by operations was primarily the result of lower activity and the non-recurring transaction termination fee that was received in the fourth quarter of 2018.
  During the quarter we reduced our debt by $59 million bringing our 2019 debt reduction total to $205 million with an additional US$25 million of our 6.5% unsecured seniors notes due 2021 redeemed subsequent to year end. Our 2019 debt repayments are expected to reduce our 2020 interest expense by US$10 million.
  Capital expenditures were $22 million in the fourth quarter, $8 million lower than the prior year quarter and consisted of opportunistic deployment of capital on long-lead items, pull-forward spend on certain maintenance capital and $2 million of capitalized recertification costs.
  Pursuant to our Normal Course Issuer Bid, we purchased and cancelled 16 million common shares for $26 million in 2019. Subsequent to December 31, 2019, we purchased and cancelled an additional 2 million common shares for $3 million, leaving us with 275 million common shares outstanding at February 12, 2020.
  Our 2019 Adjusted EBITDA from our Contract Drilling Services and Completion and Production Services segments were $429 million and $24 million, respectively, representing a 4% and 62% increase from 2018.
  We commercialized our AlphaAutomation technology offering with our 32 field-deployed systems earning commercial rates, drilling approximately 613 wells in 2019, an increase of 69% over the prior year.

Precision’s President and CEO Kevin Neveu stated: “During the fourth quarter, Precision’s strong financial results were led by rising Canadian activity in our Contract Drilling Services and Completion and Production Services segments, firm international activity, and flattening customer demand in the U.S. As a result of Precision’s High Performance, High Value strategy, market positioning in key basins, commercialization of AlphaAutomation, intense cost control and cash management efforts, we generated Adjusted EBITDA of $105 million and cash provided by operations of $75 million. Results delivered this quarter demonstrate Precision’s ability to consistently generate cash, reduce debt and repurchase shares.”

“In Canada, Precision maintained its record level market share, supported by leading market positions in the Montney, Duvernay and heavy oil regions. Our 26 AC Super Triples and over 60 Super Singles provide Precision an unmatched scale efficiency and competitive advantage throughout all key regions in the Western Canadian market. This momentum has continued into the first quarter of 2020, as seasonal customer demand has remained strong well into February. The Company reached a peak of 83 active rigs in January, compared with a peak of 62, up 34% from the first quarter of 2019 and has 80 rigs running today compared to 55 this time last year. Although longer-term Canadian demand will be driven by customer capital discipline and commodity prices, we expect our market positioning and scale in our Canadian Drilling segment to continue to generate strong cash flows throughout the course of the year.”

“In the U.S., Precision’s fourth quarter average rig count was in-line with our expectations and generated sequentially improved margins supported by firm day rates and aggressive cost management. Our rig count ended the year softer than anticipated, due to a large customer reducing operations and idling three contracted AC ST-1500’s. Precision remains confident in its ability to redeploy these rigs as the oil and gas operators continue to high grade drilling operations in 2020. We anticipate capital discipline, operating efficiency and industrial scale will remain central themes in the U.S. market and customer spending behavior will be largely defined by remaining within cash flow and maximizing drilling efficiencies. These market trends align well with Precision’s High Performance, High Value strategy, our Alpha technologies offering and our ability to deliver industrial efficiencies to our customers.”

“Internationally, the business remains a stable source of cash generation. Looking to 2020, Precision will continue to leverage its expanded scale in Kuwait and will prioritize reactivating idle assets in the Middle East region.”

“Precision’s Completion and Production Services segment finished the year on firm footing, generating strong free cash flow, improved margins and good progress on both pricing and market share despite a highly fractured market. Our team has focused and delivered on effectively managing all elements within their control including reducing fixed and variable costs, strong operational performance, training and crewing rigs and ensuring the integrity of the assets, all while continuing to effectively manage customer relationships. We expect customer spending in 2020 will largely be tied to the commodity macro and our scale and operational efficiency will continue to support free cash flow generation in the current environment.”

“Precision delivered on its 2019 strategic priorities established at the beginning of the year. First, the Company generated substantial free cash flow, allowing us to exceed our annual debt repayment targets for the second consecutive year by paying down $205 million of debt. Since the beginning of 2018, Precision has reduced its debt levels by $412 million, already eclipsing the low end of our four-year targeted debt reduction range of $400 million to $600 million by end of year 2021. For 2020, we plan to reduce debt by $100 million to $150 million and are now providing guidance for an additional year with a goal to reduce debt by $700 million between 2018 and 2022. Second, Precision continued to leverage its scale and High-Performance Super Series fleet to drive both strong operating margins and market share gains in the U.S. and Canada. Finally, the Company delivered on its technology initiatives for the year, achieving full commercialization of our AlphaAutomation system.”

“Achieving our AlphaAutomation commercialization milestone was a result of three years of field-hardening the technology with over 1,100 wells drilled to date, extensive training of over 100 crews and close collaboration with our customers to demonstrate the efficiency and value this technology delivers. Looking to 2020, we plan to deploy an additional 24 AlphaAutomation systems, driven by continued customer demand to maximize drilling efficiencies. Additionally, Precision remains focused on commercializing 15 or more AlphaApps, which will further expand our portfolio of technology offerings,” concluded Mr. Neveu.

IMPACT OF IFRS 16 - LEASES ON FINANCIAL INFORMATION

On January 1, 2019, Precision applied IFRS 16 using the modified retrospective approach under which comparative information has not been restated and continues to be reported under IAS 17 and related interpretations. Please refer to “CHANGES IN ACCOUNTING POLICY” for additional information on the impact to our financial information.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2019	2018	% Change	2019	2018	% Change
Revenue	372,301	427,010	(12.8)	1,541,320	1,541,189	0.0
Adjusted EBITDA (1)	105,006	134,492	(21.9)	391,905	375,131	4.5
Operating earnings (loss)(1)	7,699	(172,093)	(104.5)	94,577	(198,073)	(147.7)
Net earnings (loss)	(1,061)	(198,328)	(99.5)	6,618	(294,270)	(102.2)
Cash provided by operations	74,981	93,489	(19.8)	288,159	293,334	(1.8)
Funds provided by operations(1)	75,779	92,595	(18.2)	292,652	311,214	(6.0)
Capital spending:
Expansion	7,916	9,064	(12.7)	108,064	35,444	204.9
Upgrade	199	2,402	(91.7)	12,846	30,757	(58.2)
Maintenance and infrastructure	13,426	18,128	(25.9)	38,976	48,375	(19.4)
Intangibles	332	687	(51.7)	808	11,567	(93.0)
Proceeds on sale	(4,931)	(12,020)	(51.1)	(90,768)	(24,457)	275.0
Net capital spending	16,942	18,261	(12.4)	69,926	101,686	(32.2)
Net earnings (loss) per share:
Basic	(0.00)	(0.68)	(99.4)	0.02	(1.00)	(102.3)
Diluted	(0.00)	(0.68)	(99.4)	0.02	(1.00)	(102.2)

 (1)     See “NON-GAAP MEASURES”.

Operating Highlights

	Three months ended December 31,			Year ended December 31,
	2019	2018	% Change	2019	2018	% Change
Contract drilling rig fleet	226	236	(4.2)	226	236	(4.2)
Drilling rig utilization days:
U.S.	5,814	7,318	(20.6)	26,544	26,714	(0.6)
Canada	3,919	4,517	(13.2)	14,498	18,617	(22.1)
International	818	736	11.1	3,093	2,920	5.9
Revenue per utilization day:
U.S.(1) (US$)	23,949	23,369	2.5	23,397	21,864	7.0
Canada (Cdn$)	22,182	22,802	(2.7)	21,569	21,644	(0.3)
International (US$)	52,283	51,982	0.6	51,360	50,469	1.8
Operating cost per utilization day:
U.S. (US$)	14,073	15,042	(6.4)	14,447	14,337	0.8
Canada (Cdn$)	14,791	15,115	(2.1)	15,240	14,493	5.2
Service rig fleet(2)	123	210	(41.4)	123	210	(41.4)
Service rig operating hours	39,865	35,773	11.4	147,154	157,467	(6.5)
Revenue per operating hour (Cdn$)	746	753	(0.9)	739	709	4.2

(1)     Includes revenue from idle but contracted rig days.
(2)     In 2019, 75 rigs were not registered with the industry association and 12 snubbing units were sold.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	December 31, 2019	December 31, 2018
Working capital(1)	201,696	240,539
Cash	74,701	96,626
Long-term debt	1,427,181	1,706,253
Total long-term financial liabilities	1,500,950	1,723,350
Total assets	3,269,840	3,636,043
Long-term debt to long-term debt plus equity ratio	0.48	0.52

 (1)     See “NON-GAAP MEASURES”.

Summary for the three months ended December 31, 2019:

  Revenue was $372 million, 13% lower than the fourth quarter of 2018. Revenue decreased due to lower activity in the U.S. and Canada, partially offset by higher average day rates in the U.S. and higher international activity. Compared with the fourth quarter of 2018, our drilling activity decreased 21% in the U.S., 13% in Canada and grew 11% internationally. Our 2019 fourth quarter revenue from our Contract Drilling Services and Completion and Production Services segments decreased 14% and 5%, respectively, from the comparable 2018 quarter.
  General and administrative expenses were $26 million, $4 million higher than the fourth quarter of 2018. Excluding the effect of share-based incentive compensation expense for the quarter, our general and administrative expenses decreased by $8 million from 2018. The lower expenses in the current quarter were primarily the result of continued fixed cost control initiatives and the impact of lease-related charges due to the adoption of IFRS 16. See discussion on share-based incentive compensation under “Other Items” later in this release for additional details.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) was $105 million, a decrease of $29 million from the fourth quarter of 2018. Our Adjusted EBITDA as a percentage of revenue was 28% this quarter, compared with 31% in the comparative quarter of 2018. Operating earnings (see “NON-GAAP MEASURES”) were $8 million compared with negative $172 million in the fourth quarter of 2018. Lower Adjusted EBITDA and operating earnings in 2019 were primarily due to reduced U.S. and Canadian activity, higher share-based incentive compensation expense and the non-recurring receipt of the transaction termination fee in the fourth quarter of 2018. In the 2019 quarter, we decommissioned 29 drilling rigs resulting in a loss on asset decommissioning of $20 million. With the adoption of IFRS 16, lease-related charges of $3 million in the quarter were recognized through finance charges and depreciation and amortization expense. Historically, these charges were reflected in operating and general and administrative expense. Total share-based incentive compensation expense for the quarter was $7 million compared with a recovery of $12 million in the fourth quarter of 2018. See discussion on rig decommissioning and share-based incentive compensation under “Other Items” for additional details.
  Net finance charges were $28 million, a decrease of $4 million compared with the fourth quarter of 2018, primarily due to a reduction in interest expense related to retired debt, partially offset by $1 million of lease accretion charges resulting from the adoption of IFRS 16.
  Revenue per utilization day in the U.S. increased in the fourth quarter of 2019 to US$23,949 from US$23,369 in the prior year quarter. The increase was the result of higher day rates, idle but contracted rig revenue and rig technology revenue, partially offset by lower turnkey activity. During the quarter, we had US$3 million of revenue from each of idle but contracted rigs and turnkey projects as compared with fourth quarter 2018 idle but contracted rig and turnkey revenue of US$0.3 million and US$11 million, respectively. On a sequential basis, revenue per utilization day, excluding revenue from turnkey and idle but contracted rigs, was consistent with the third quarter of 2019. Operating costs on a per day basis decreased to US$14,073 in the fourth quarter of 2019 compared with US$15,042 in 2018. The decrease was mainly due to lower turnkey activity, the impact from the reversal of prior period provisions and the componentization of rig recertification costs. Excluding the impact of the provision reversals and componentization of recertification costs, our operating costs on a per day basis for the quarter were US$14,974. See discussion on change of rig components under “Other Items” for additional details
  In Canada, average revenue per utilization day for contract drilling rigs was $22,182 compared with $22,802 in the fourth quarter of 2018. The lower average revenue per utilization day in the fourth quarter of 2019 was primarily due to lower rates from a higher proportion of Super Singles in our rig mix and lower shortfall payments, partially offset by higher technology revenue. We did not receive shortfall payments in the fourth quarter of 2019 as compared to $1 million in the 2018 quarter. Average operating costs per utilization day for drilling rigs in Canada decreased to $14,791 compared with the prior year quarter of $15,115. The decrease was mainly caused by the impact of lower repair and maintenance costs due to the componentization of rig recertification costs. Excluding the impact of componentization of recertifications, our operating costs on a per day basis for the quarter were $15,044.
  We realized revenue from international contract drilling of US$43 million in the fourth quarter of 2019, an increase of US$4 million over the prior year period. Average revenue per utilization day in our international contract drilling business was US$52,283 compared with US$51,982 in the respective prior year quarter. The higher average rate in 2019 was primarily due to day rate increases from the renewal and extension of drilling contracts and the deployment of our sixth Kuwait rig.
  Funds provided by operations (see “NON-GAAP MEASURES”) in the fourth quarter of 2019 were $76 million, a decrease of $17 million from the prior year comparative quarter. Cash provided by operations was $75 million versus $93 million in the prior year quarter. The decrease in funds and cash provided by operations was primarily the result of lower activity and the non-recurring transaction termination fee that was received in the fourth quarter of 2018.
  Capital expenditures were $22 million in the fourth quarter, $8 million lower than the same period in 2018. Capital spending for the quarter included $8 million for upgrade and expansion capital and $14 million for the maintenance of existing assets, infrastructure spending and intangibles.

Summary for the year ended December 31, 2019:

  Revenue for the year ended December 31, 2019 totaled $1,541 million, consistent with 2018.
  Operating earnings (see “NON-GAAP MEASURES”) were $95 million, an increase of $293 million from 2018. As a percentage of revenue, operating earnings improved to 6% compared to negative 13% in 2018. In 2019, operating earnings were positively impacted by increased international drilling activity, higher U.S. and international average day rates, gains on asset disposals, partially offset by lower Canadian drilling activity, the non-recurring transaction termination fee and loss on asset decommissioning and higher share-based compensation expense. In addition, during the fourth quarter of 2018, we incurred goodwill impairment charges of $208 million.
  General and administrative costs were $104 million, a decrease of $8 million from 2018. The decrease in costs was primarily the result of continued fixed cost control initiatives and the impact of lease-related charges due to the adoption of IFRS 16, partially offset by higher share-based incentive compensation and the weakening of the Canadian dollar on our U.S. dollar denominated costs (see “Other Items” later in this release).
  Net finance charges were $118 million, a decrease of $9 million from 2018 primarily due to a reduction in interest expense related to debt retired in 2018 and 2019, partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated interest expense.
  Funds provided by operations (see “NON-GAAP MEASURES”) in 2019 were $293 million, a decrease of $19 million from $311 million in the prior year. Cash provided by operations was $288 million in 2019 as compared to $293 million in 2018. The decrease in funds and cash provided by operations was primarily the result of the non-recurring transaction termination fee that was received in the fourth quarter of 2018.
  Capital expenditures were $161 million in 2019, an increase of $35 million over 2018. Capital spending for 2019 included $121 million for upgrade and expansion capital and $40 million on the maintenance of existing assets, infrastructure and intangibles. Our 2019 upgrade and expansion capital were mainly comprised of one U.S. new-build, one U.S. SCR to AC Triple upgrade, the Kuwait new-build rig and long-lead capital items. Our new-build and upgraded rigs were backed by long-term drilling contracts.

STRATEGY

Precision’s strategic priorities for 2019 were as follows:

  Generate strong free cash flow and utilize $200 million to reduce debt in 2019 – In the fourth quarter of 2019, we generated $75 million in cash provided by operations and further reduced our debt balance by $59 million through open market repurchases and redemptions of our unsecured senior notes. For the full year 2019, Precision exceeded our 2019 debt reduction target with total debt repayments of $205 million.

  Maximize financial results by leveraging our High Performance, High Value Super Series rig fleet and scale with disciplined cost management – In the fourth quarter of 2019, Precision continued operating at record market share levels in the U.S. and Canada and have leveraged our size and scale to maximize cash flow. In the U.S., operating margins (revenue less operating costs) were up 19% compared to the prior year quarter. Despite decreased Canadian industry activity levels, our Canadian drilling operations generated strong cash flow and our Completion and Production Services business contributed $6 million of Adjusted EBITDA. Precision also continued to leverage its expanded footprint in Kuwait, with our sixth Kuwait rig commencing drilling on July 1, 2019, increasing our economies of scale and operating margins in the region.

  For the full year 2019, Precision reported Adjusted EBITDA of $392 million, up 5% from 2018 despite a 22% reduction in Canadian drilling activity levels.

  Full scale commercialization and implementation of our AlphaAutomation platform, AlphaApps and AlphaAnalytics – In the fourth quarter, we announced full commercialization of our AlphaAutomation offering, with its 32 systems over 90% utilized and earning commercial rates. We currently have our AlphaAutomation platform deployed throughout various basins in the U.S. and Canada, drilling 613 wells in 2019, an increase of 69% over the prior year comparative. With more than 15 revenue generating AlphaApps commercialized or in development, our portfolio of technology offerings continues to expand. We have demonstrated to our customers our system’s ability to deliver consistent, high-quality results, and as a result of continued demand to lower well costs and maximize efficiencies, Precision intends to deploy an additional 24 AlphaAutomation systems in North America during 2020.

Precision’s strategic priorities for 2020 are as follows:

  Generate strong free cash flow and reduce debt by $100 million to $150 million in 2020 and by $700 million between 2018 and 2022.
  Demonstrate operational excellence in all aspects of our business including operational, financial and ESG (environmental, social and governance) metrics.
  Leverage our Alpha technology platform as a competitive differentiator and source of financial returns for Precision.

OUTLOOK

For the fourth quarter of 2019, the average price of West Texas Intermediate and Henry Hub were down 3% and 37%, respectively. The average price of Western Canadian Select and AECO gas prices were 111% and 66% higher, respectively.

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	57.02	58.89	57.07	64.88
Western Canadian Select (per barrel) (US$)	41.12	19.47	44.28	38.46
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.40	3.81	2.56	3.12
Canada
AECO (per MMBtu) (Cdn$)	2.47	1.49	1.77	1.49

Contracts

During 2019 we entered into 56 term contracts. The following chart outlines the average number of drilling rigs by quarter that we had under contract for 2019 and 2020 as of February 12, 2020. For those quarters ended after December 31, 2019, this chart represents the minimum number of term contracts where we will be earning revenue. We expect the actual number of contracted rigs to be higher in future periods as we continue to sign contracts.

	Average for the quarter ended 2019				Average for the quarter ended 2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of February 12, 2020:
U.S.	56	52	49	41	41	34	26	20
Canada	8	5	5	5	5	4	3	3
International	8	8	9	9	8	8	6	6
Total	72	65	63	55	54	46	35	29

The following chart outlines the average number of drilling rigs under contract for 2019 and the average number of rigs we have under contract for 2020 and 2021 as of February 12, 2020.

	Average for the year ended
	2019	2020	2021
Average rigs under term contract as of February 12, 2020:
U.S.	49	30	5
Canada	6	4	1
International	9	7	6
Total	64	41	12

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines our average number of drilling rigs working or moving by quarter for the periods noted.

	Average for the quarter ended 2018				Average for the quarter ended 2019
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average Precision active rig count:
U.S.	64	72	76	80	79	77	72	63
Canada	72	31	52	49	48	27	42	43
International	8	8	8	8	8	8	9	9
Total	144	111	136	137	135	112	123	115

To start 2020, drilling activity has decreased relative to the prior year in the U.S. and Canada. According to industry sources, as of February 12, 2020, the U.S. active land drilling rig count was down 26% compared with the same point last year and the Canadian active land drilling rig count was up approximately 8%. Furthermore, approximately 85% of the U.S. industry’s active rigs and 61% of the Canadian industry’s active rigs were drilling for oil targets, compared with 81% for the U.S. and 60% for Canada at the same time last year.

Industry Conditions

We expect Tier 1 rigs to remain the preferred rigs of customers globally. The economic value created by the significant drilling and mobility efficiencies delivered by the most advanced XY pad walking rigs has been highlighted and widely accepted by our customers. The trend to longer-reach horizontal completions and importance of the rig delivering these complex wells consistently and efficiently has been well established by the industry. We expect demand for leading edge high efficiency Tier 1 rigs will continue to strengthen relative to less capable rigs, as drilling rig capability has been a key economic facilitator of horizontal/unconventional resource exploitation. Development and field application of drilling equipment process automation coupled with closed loop drilling controls and de-manning of rigs will continue this technical evolution while creating further cost efficiencies and performance value for customers.

Capital Spending

Capital spending in 2020 is expected to be $95 million and includes $58 million for sustaining, infrastructure and intangibles and $37 million for upgrade and expansion. We expect our spending to be split $86 million in the Contract Drilling Services segment, $7 million in the Completion and Production Services segment and $2 million to the Corporate segment.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes the service rig, rental and camp and catering divisions.

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars)	2019	2018	% Change	2019	2018	% Change
Revenue:
Contract Drilling Services	338,886	391,843	(13.5)	1,399,068	1,396,492	0.2
Completion and Production Services	34,985	36,715	(4.7)	147,829	150,760	(1.9)
Inter-segment eliminations	(1,570)	(1,548)	1.4	(5,577)	(6,063)	(8.0)
	372,301	427,010	(12.8)	1,541,320	1,541,189	0.0
Adjusted EBITDA:(1)
Contract Drilling Services	112,566	122,131	(7.8)	429,483	412,134	4.2
Completion and Production Services	6,259	7,011	(10.7)	24,155	14,881	62.3
Corporate and Other	(13,819)	5,350	(358.3)	(61,733)	(51,884)	19.0
	105,006	134,492	(21.9)	391,905	375,131	4.5

(1)     See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2019	2018	% Change	2019	2018	% Change
Revenue	338,886	391,843	(13.5)	1,399,068	1,396,492	0.2
Expenses:
Operating	216,305	258,255	(16.2)	927,612	945,203	(1.9)
General and administrative	10,015	11,457	(12.6)	38,927	39,155	(0.6)
Restructuring	-	-	n/m	3,046	-	n/m
Adjusted EBITDA(1)	112,566	122,131	(7.8)	429,483	412,134	4.2
Depreciation	73,196	98,460	(25.7)	300,882	341,712	(11.9)
Gain on asset disposals	(3,621)	(2,526)	43.3	(46,849)	(7,157)	554.6
Loss on asset decommissioning	20,263	-	n/m	20,263	-	n/m
Reversal of impairment of property, plant and equipment	-	-	n/m	(5,810)	-	n/m
Impairment of goodwill	-	207,544	(100.0)	-	207,544	(100.0)
Operating earnings (loss)(1)	22,728	(181,347)	(112.5)	160,997	(129,965)	(223.9)
Operating earnings (loss)(1) as a percentage of revenue	6.7%	(46.3)%		11.5%	(9.3)%

(1)     See “NON-GAAP MEASURES”.
n/m    Calculation not meaningful.

United States onshore drilling statistics:(1)	2019		2018
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	79	1,023	64	951
June 30	77	967	72	1,021
September 30	72	896	76	1,032
December 31	63	798	80	1,050
Year to date average	73	921	73	1,014

(1)     United States lower 48 operations only.
(2)     Baker Hughes rig counts.

	Three months ended December 31,
Canadian onshore drilling statistics:(1)	2019		2018
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	109	517	117	574
Drilling rig operating days (spud to release)	3,496	11,392	4,020	15,235
Drilling rig operating day utilization	33%	23%	33%	28%
Number of wells drilled	350	1,160	401	1,602
Average days per well	10.0	9.8	10.0	9.5
Number of metres drilled (000s)	1,100	3,600	1,153	4,609
Average metres per well	3,143	3,103	2,874	2,877
Average metres per day	315	316	287	303

	Year ended December 31,
Canadian onshore drilling statistics:(1)	2019		2018
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	109	517	117	574
Drilling rig operating days (spud to release)	12,900	45,334	16,479	64,491
Drilling rig operating day utilization	31%	22%	34%	29%
Number of wells drilled	1,314	4,769	1,663	6,781
Average days per well	9.8	9.5	9.9	9.5
Number of metres drilled (000s)	3,968	14,241	4,694	19,313
Average metres per well	3,020	2,986	2,823	2,848
Average metres per day	308	314	285	299

(1)     Canadian operations only.
(2)    Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

Revenue from Contract Drilling Services for the fourth quarter of 2019 was $339 million, $53 million lower than the fourth quarter of 2018, while Adjusted EBITDA (see “NON-GAAP MEASURES”) decreased 8% to $113 million. The lower revenue in 2019 was primarily due to lower U.S. and Canada utilization days, partially offset by higher international activity and U.S. pricing. During the quarter, we had US$3 million of revenue from each of idle but contracted rigs and turnkey projects as compared with fourth quarter 2018 idle but contracted rig and turnkey revenue of US$0.3 million and US$11 million, respectively.

Drilling rig utilization days (drilling days plus move days) in both the U.S. and Canada were down in the fourth quarter of 2019 as compared to 2018. In the U.S., we had 5,814 drilling rig utilization days, 21% lower than the same quarter of 2018. Canada had 3,919 days in the quarter, a decrease of 13% compared to 2018. The reduced activity in both regions was consistent with lower industry activity. Drilling rig utilization days in our international business was 818, 11% higher than the same quarter of 2018, as we deployed our sixth Kuwait rig in the third quarter of 2019.

Revenue per utilization day in the U.S. increased in the fourth quarter of 2019 to US$23,949 from US$23,369 in the prior year quarter. The increase was the result of higher day rates, idle but contracted rig revenue and rig technology revenue, partially offset by lower turnkey activity. On a sequential basis, U.S. revenue per utilization day, excluding revenue from turnkey and idle but contracted rigs, was consistent with the third quarter of 2019. In Canada, average revenue per utilization day for contract drilling rigs was $22,182 compared with $22,802 in the fourth quarter of 2018. The lower average revenue per utilization day in the fourth quarter of 2019 was primarily due to lower rates from a higher proportion of Super Singles in our rig mix and lower shortfall payments, partially offset by higher technology revenue. We did not receive shortfall payments in the fourth quarter of 2019 as compared to $1 million in the 2018 quarter. Average revenue per utilization day in our international contract drilling business was US$52,283 compared with US$51,982 in the respective prior year quarter. The higher average rate in 2019 was primarily due to day rate increases from the renewal and extension of drilling contracts and the deployment of the sixth Kuwait rig, partially offset by lower amortization of the initial upfront mobilization revenue. Directional drilling services realized revenue of $9 million in the fourth quarter of 2019, consistent with 2018.

In the U.S., 66% of utilization days were generated from rigs under term contract as compared with 70% in the fourth quarter of 2018. In Canada, 9% of our utilization days in the quarter were generated from rigs under term contract, compared with 15% in the fourth quarter of 2018.

Operating costs were 64% of revenue for the quarter, 2% lower than the prior year quarter. Our U.S. operating costs on a per day basis decreased to US$14,073 in the fourth quarter of 2019 compared with US$15,042 in 2018. The decrease was mainly due to lower turnkey activity, the impact from the reversal of prior period provisions and the componentization of rig recertification costs. Excluding the impact of the provision reversals and componentization of recertification costs, our operating costs on a per day basis for the quarter were US$14,974. In the U.S., on a sequential basis, operating costs per day decreased by US$414 due to lower repair and maintenance costs, third party charges partially offset by higher turnkey costs. Average operating costs per utilization day for drilling rigs in Canada decreased to $14,791 compared with the prior year quarter of $15,115. The decrease was mainly caused by the impact of lower repair and maintenance costs due to the componentization of rig recertification costs. Excluding the impact of componentization of recertifications, our operating costs on a per day basis for the quarter were $15,044.

Depreciation expense in the quarter was 26% lower than the fourth quarter of 2018. The lower 2019 expense was primarily due to asset sales, assets becoming fully depreciated and non-recurring accelerated depreciation of excess spare equipment recorded in the fourth quarter of 2018. In 2019, we recognized a loss on the decommissioning of drilling rigs and ancillary equipment of $20 million. See discussion on rig decommissioning under “Other Items” for additional details.

In the fourth quarter of 2019, through the completion of normal course business operations, we sold used assets resulting in a gain on asset disposals of $4 million as compared to $3 million in the 2018 quarter.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2019	2018	% Change	2019	2018	% Change
Revenue	34,985	36,715	(4.7)	147,829	150,760	(1.9)
Expenses:
Operating	26,982	28,515	(5.4)	116,932	128,124	(8.7)
General and administrative	1,744	1,189	46.7	6,285	6,591	(4.6)
Restructuring	-	-	n/m	457	1,164	(60.7)
Adjusted EBITDA(1)	6,259	7,011	(10.7)	24,155	14,881	62.3
Depreciation	4,309	5,416	(20.4)	17,881	22,801	(21.6)
Loss (gain) on asset disposals	(201)	(65)	209.2	(3,767)	1,078	(449.4)
Operating earnings (loss)(1)	2,151	1,660	29.6	10,041	(8,998)	(211.6)
Operating earnings (loss)(1) as a percentage of revenue	6.1%	4.5%		6.8%	(6.0)%
Well servicing statistics:
Number of service rigs (end of period)(2)	123	210	(41.4)	123	210	(41.4)
Service rig operating hours	39,865	35,773	11.4	147,154	157,467	(6.5)
Service rig operating hour utilization	35%	19%		32%	21%
Service rig revenue per operating hour	746	753	(0.9)	739	709	4.2

(1)     See “NON-GAAP MEASURES”.
(2)     In 2019, 75 rigs were not registered with the industry association and 12 snubbing units were sold.
n/m    Calculation not meaningful.

Revenue from Completion and Production Services decreased $2 million compared with the fourth quarter of 2018 due to lower activity in our rental and camp and catering divisions and the impact of the disposal of our snubbing units and waste water assets partially offset by higher well service activity in Canada and the U.S. Our service rig operating hours in the quarter were up 11% from the fourth quarter of 2018 while average service rig revenue per operating hour decreased slightly to $746. Excluding the impact of snubbing assets, which were disposed in the first quarter, our fourth quarter 2019 service activity and rates increased 20% and 5%, respectively, over the comparative 2018 period. Approximately 78% of our fourth quarter Canadian service rig activity was oil related.

Adjusted EBITDA (see “NON-GAAP MEASURES”) of $6 million in the fourth quarter of 2019 was 11% lower than the 2018 quarter primarily due to lower activity in our non-well servicing divisions and the impact of asset disposals, partially offset by higher well service activity and lower costs resulting from our cost control measures.

During the fourth quarter, the segment generated 81% of its revenue from Canadian operations and 19% from U.S. operations compared with 90% from Canada and 10% in the U.S. in the 2018 quarter.

Operating costs as a percentage of revenue was 77% compared with the prior year comparative quarter of 78%. The reduction of operating costs as a percentage of revenue was primarily the result of a higher proportion of 24-hour well service work and continued cost control.

Depreciation expense in the quarter was 20% lower than the prior year comparative period. The decrease in depreciation expense was primarily due to a lower capital asset base resulting from the disposition of snubbing units and waste water assets and assets becoming fully depreciated.

In the first quarter of 2019, as a cost control measure, Precision did not renew the registration of 75 Canadian-based well service rigs with industry associations due to low anticipated activity levels for the year.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $14 million compared with Adjusted EBITDA of $5 million in the comparative 2018 quarter. The lower Adjusted EBITDA in 2019 was primarily the result of higher share-based incentive compensation in the current quarter and the non-recurring receipt of the transaction termination fee in the fourth quarter of 2018.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash-settled share-based incentive plans and two equity-settled share-based incentive plans. Details of vesting conditions, fair value determination and accounting policy for each plan can be found in the notes to our consolidated annual financial statements for the year ended December 31, 2018.

A summary of the amounts expensed under these plans during the reporting periods are as follows:

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Cash settled share-based incentive plans	3,529	(14,208)	8,193	6,391
Equity settled share-based incentive plans:
Executive PSU	3,149	1,527	11,648	5,871
Stock option plan	524	681	2,275	3,336
Total share-based incentive compensation plan expense	7,202	(12,000)	22,116	15,598

Allocated:
Operating	1,711	(5,437)	5,025	3,656
General and Administrative	5,491	(6,563)	17,091	11,942
	7,202	(12,000)	22,116	15,598

Cash settled shared-based compensation expense for the fourth quarter of 2019 was an expense of $4 million compared to a recovery of $14 million in the comparable 2018 quarter. The higher share-based compensation expense in 2019 was the result of our share price increasing in the 2019 fourth quarter versus a decline in the 2018 quarter.

Executive PSU share-based incentive compensation expense for the quarter was $3 million compared with $2 million in the same quarter in 2018. The increased compensation expense was the result of additional Executive PSUs granted in 2019 offset partially by lower fair values for the 2019 grants.

Finance Charges

Net finance charges were $28 million, a decrease of $4 million compared with the fourth quarter of 2018, primarily due to a reduction in interest expense related to the debt retired in 2018 and 2019, partially offset by the impact of the adoption of IFRS 16. Interest charges on our U.S. denominated long-term debt in the fourth quarter of 2019 were US$20 million ($26 million) compared with US$23 million ($30 million) in 2018.

Normal Course Issuer Bid

In 2019, the Toronto Stock Exchange approved our application to implement a Normal Course Issuer Bid. As at December 31, 2019, we purchased and cancelled a total of 16 million common shares for $26 million. Subsequent to December 31, 2019, we purchased and cancelled an additional 2 million common shares for $3 million.

Rig Decommissioning

In the fourth quarter of 2019, we decommissioned certain drilling and ancillary equipment that no longer met our High-Performance technology standards. Included in the decommissioned assets were those drilling rigs previously held for sale. We recognized a $20 million loss on the decommissioning of these assets.

Change in Rig Components

In the fourth quarter of 2019, we performed our annual review of estimated useful lives, residual values and methods and components of depreciation of property, plant and equipment. Due to changes in circumstance surrounding the timing, nature and complexity of rig recertifications, we determined the associated costs represent a separate component of property, plant and equipment. This change has been recognized prospectively and is expected to increase our 2020 depreciation expense by approximately $3 million.

Income Tax

Income tax recovery for the quarter was $12 million compared with $2 million in the same quarter in 2018. In 2019, the Province of Alberta announced various reductions to corporate income tax rates, that when fully implemented over the next three years will decrease the provincial corporate income tax rate from 12% to 8% by 2022. The increase in the income tax recovery for the quarter was mainly due to a larger fourth quarter loss prior to the non-taxable portion of the goodwill impairment in 2018; adjustments for prior period taxes; reversal of unrecognized tax benefits; and U.S. tax reform legislation clarification enacted in December 2019, offset by a reduction in the benefit from the Alberta income tax rate reductions.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply capabilities. Term contracts on expansion capital for new-build and upgrade rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million (extendible, revolving term credit facility with US$300 million accordion feature)	Undrawn, except US$25 million in outstanding letters of credit	General corporate purposes	November 21, 2023
Operating facilities (secured)
$40 million	Undrawn, except $26 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$91 million – 6.5%	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$345 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$308 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$370 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

As of December 31, 2019, we had US$1,113 million ($1,445 million) outstanding under our unsecured senior notes as compared with US$1,267 million ($1,729 million) at December 31, 2018. The current blended cash interest cost of our debt is approximately 6.8%.

During 2019, we repurchased and cancelled US$30 million of our 7.125% unsecured senior notes due 2026, US$5 million of our 7.75% notes due 2023 and US$43 million of our 5.25% notes due 2024. In addition, we redeemed US$75 million principal amount of our 6.50% unsecured senior notes due 2021.

Subsequent to December 31, 2019, we redeemed an additional US$25 million of our 6.5% unsecured senior notes due 2021.

Covenants

Following is a listing of our currently applicable covenants and the calculations as of December 31, 2019:

	Covenant	At December 31, 2019
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	≤ 2.50	0.00
Consolidated covenant EBITDA to consolidated interest expense(1)	≥ 2.50	3.39
Unsecured Senior Notes
Consolidated interest coverage ratio	≥ 2.00	3.30

(1)     For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At December 31, 2019, we were in compliance with the covenants of our senior credit facility and unsecured senior notes.

Senior Credit Facility

The senior credit facility requires that we comply with certain restrictive and financial covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Under the senior credit facility, we are required to maintain a ratio of consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) to consolidated interest expense, for the most recent four consecutive quarters, of greater than 2.5:1.

Unsecured Senior Notes

Our unsecured senior notes require we comply with restrictive and financial covenants including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the unsecured senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event this ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

The unsecured senior notes contain a restricted payment covenant that limits our ability to make payments in the nature of dividends, distributions and for repurchases from shareholders. This restricted payment basket grows from a starting point of October 1, 2010 for the 2021 and 2024 unsecured senior notes, from October 1, 2016 for the 2023 unsecured senior notes and October 1, 2017 for the 2026 unsecured senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the note agreements, and payments made to shareholders. Beginning with the December 31, 2015 calculation the governing net restricted payments basket was negative which limits our ability to declare and make dividend payments or share repurchases until such time as the governing restricted payments basket becomes positive.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Impact of foreign exchange rates

On average, the Canada-U.S. foreign exchange rate was consistent in the fourth quarter of 2019 as compared to 2018. For the year ended December 31, 2019, the Canadian dollar weakened by 2% from 2018. The devaluation of the Canadian dollar resulted in higher translated U.S. denominated revenue and costs. The following table summarizes the average and closing Canada-U.S. foreign exchanges rates:

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Canada-U.S. foreign exchange rates
Average	1.32	1.32	1.33	1.30
Closing	1.30	1.37	1.30	1.37

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three months ended December 31,		Year ended December 31,
(Stated in thousands)	2019	2018	2019	2018
Weighted average shares outstanding – basic	282,850	293,782	290,782	293,560
Effect of stock options and other equity compensation plans	—	—	6,397	—
Weighted average shares outstanding – diluted	282,850	293,782	297,179	293,560

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2019
Quarters ended	March 31	June 30	September 30	December 31
Revenue	434,043	359,424	375,552	372,301
Adjusted EBITDA(1)	107,967	81,037	97,895	105,006
Net earnings (loss)	25,014	(13,801)	(3,534)	(1,061)
Net earnings (loss) per basic share	0.09	(0.05)	(0.01)	(0.00)
Net earnings (loss) per diluted share	0.08	(0.05)	(0.01)	(0.00)
Funds provided by operations(1)	95,993	40,950	79,930	75,779
Cash provided by operations	40,587	106,035	66,556	74,981

(Stated in thousands of Canadian dollars, except per share amounts)	2018
Quarters ended	March 31	June 30	September 30	December 31
Revenue	401,006	330,716	382,457	427,010
Adjusted EBITDA(1)	97,469	62,182	80,988	134,492
Net loss	(18,077)	(47,217)	(30,648)	(198,328)
Net loss per basic	(0.06)	(0.16)	(0.10)	(0.68)
Net loss per diluted share	(0.06)	(0.16)	(0.10)	(0.68)
Funds provided by operations(1)	104,026	50,225	64,368	92,595
Cash provided by operations	38,189	129,695	31,961	93,489

(1)     See “NON-GAAP MEASURES”.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgments and estimates in preparing our Condensed Interim Consolidated Financial Statements that could materially affect the amounts recognized. Our judgments and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgments and estimates used in preparing the Condensed Interim Consolidated Financial Statements are described in our 2018 Annual Report and there have been no material changes to our critical accounting judgments and estimates during the three months and year ended December 31, 2019 except for those impacted by the adoption of new accounting standards.

CHANGES IN ACCOUNTING POLICY

New standards adopted

The following standards became effective on January 1, 2019:

  IFRS 16 Leases

  IFRIC 23 Uncertainty over Income Tax Treatments

Precision adopted these standards using the modified retrospective method on January 1, 2019. Please see the unaudited September 30, 2019 Condensed Interim Consolidated Financial Statements and related notes for further details on the adoption of these standards.

Impact of IFRS 16 Leases on Adjusted EBITDA

With the adoption of IFRS 16, the accounting treatment for operating leases when Precision is the lessee, changed effective January 1, 2019. Precision adopted IFRS 16 using the modified retrospective approach and our comparative information was not restated. As a result, the comparability of our 2019 Adjusted EBITDA to periods prior to January 1, 2019 is impacted.

Under IFRS 16, leases classified as operating leases were recognized on our statement of financial position with a right of use asset and corresponding lease obligation representing the present value of Precision’s future lease payments. Once recognized, right of use assets are depreciated over the shorter of their useful life and the term of the lease. The lease obligation is measured at amortized cost using the effective interest method. Under this approach, an interest charge is applied to accrete the lease obligation to the present value of future lease payments. As lease payments are made, the lease obligation is reduced.

Historically, operating lease obligations were accounted for as ‘off-balance sheet’ and lease expenses were only recognized at the time of payment in either operating or general and administrative expense. However, under IFRS 16, lease costs are reflected on the statement of earnings (loss) through depreciation and interest expense, resulting in an increase to Adjusted EBITDA.

Upon transition, we recognized right of use assets and corresponding lease obligations of $73 million. For the three months and year ended December 31, 2019, we recorded lease interest charges of $1 million and $3 million and depreciated our right of use assets by $2 million and $8 million, respectively. As a result of the new lease standard, our Adjusted EBITDA was positively impacted for the three months and year ended December 31, 2019 by $3 million and $11 million, respectively.

NON-GAAP MEASURES

In this release we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, gain on repurchase and redemption of unsecured senior notes, finance charges, foreign exchange, impairment of goodwill, reversal of impairment of property, plant and equipment, loss on asset decommissioning, gain on asset disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our senior credit facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and with the adoption of the new lease standard IFRS 16 - Leases, the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings (loss) is calculated as follows:

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Revenue	372,301	427,010	1,541,320	1,541,189
Expenses:
Operating	241,717	285,222	1,038,967	1,067,264
General and administrative	25,578	21,496	104,010	111,830
Restructuring	—	—	6,438	1,164
Other	—	(14,200)	—	(14,200)
Depreciation and amortization	80,932	106,946	333,616	377,044
Gain on asset disposals	(3,888)	(7,905)	(50,741)	(11,384)
Loss on asset decommissioning	20,263	—	20,263	—
Reversal of impairment of property, plant and equipment	—	—	(5,810)	—
Impairment of goodwill	—	207,544	—	207,544
Operating earnings (loss)	7,699	(172,093)	94,577	(198,073)
Foreign exchange	(4,306)	3,198	(8,722)	4,017
Finance charges	28,275	32,220	118,453	127,178
Gain on repurchase and redemption of unsecured notes	(3,178)	(6,848)	(6,815)	(5,672)
Loss before income taxes	(13,092)	(200,663)	(8,339)	(323,596)

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Condensed Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2020;
  our capital expenditure plans for 2020;
  anticipated activity levels in 2020;
  anticipated demand for Tier 1 rigs;
  the average number of term contracts in place for 2020 and 2021;
  our future debt reduction plans; and
  our commercialization and expansion of technology offerings.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	December 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash	$74,701	$96,626
Accounts receivable	310,204	372,336
Income tax recoverable	1,142	—
Inventory	31,718	34,081
Assets held for sale	—	19,658
Total current assets	417,765	522,701
Non-current assets:
Income tax recoverable	—	2,449
Deferred tax assets	4,724	36,880
Right of use assets	66,142	—
Property, plant and equipment	2,749,463	3,038,612
Intangibles	31,746	35,401
Total non-current assets	2,852,075	3,113,342
Total assets	$3,269,840	$3,636,043

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$199,478	$274,489
Income taxes payable	4,142	7,673
Lease obligation	12,449	—
Total current liabilities	216,069	282,162
Non-current liabilities:
Share-based compensation	8,830	6,520
Provisions and other	9,959	10,577
Lease obligation	54,980	—
Long-term debt	1,427,181	1,706,253
Deferred tax liabilities	25,389	72,779
Total non-current liabilities	1,526,339	1,796,129
Shareholders’ equity:
Shareholders’ capital	2,296,378	2,322,280
Contributed surplus	66,255	52,332
Deficit	(969,456)	(978,874)
Accumulated other comprehensive income	134,255	162,014
Total shareholders’ equity	1,527,432	1,557,752
Total liabilities and shareholders’ equity	$3,269,840	$3,636,043

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Revenue	$372,301	$427,010	$1,541,320	$1,541,189
Expenses:
Operating	241,717	285,222	1,038,967	1,067,264
General and administrative	25,578	21,496	104,010	111,830
Restructuring	—	—	6,438	1,164
Other recoveries	—	(14,200)	—	(14,200)
Earnings before income taxes, gain on repurchase and redemption of unsecured senior notes, finance charges, foreign exchange, impairment of goodwill, reversal of impairment of property, plant and equipment, loss on asset decommissioning, gain on asset disposals and depreciation and amortization	105,006	134,492	391,905	375,131
Depreciation and amortization	80,932	106,946	333,616	377,044
Gain on asset disposals	(3,888)	(7,905)	(50,741)	(11,384)
Loss on asset decommissioning	20,263	—	20,263	—
Reversal of impairment of property, plant and equipment	—	—	(5,810)	—
Impairment of goodwill	—	207,544	—	207,544
Foreign exchange	(4,306)	3,198	(8,722)	4,017
Finance charges	28,275	32,220	118,453	127,178
Gain on repurchase and redemption of unsecured senior notes	(3,178)	(6,848)	(6,815)	(5,672)
Loss before income taxes	(13,092)	(200,663)	(8,339)	(323,596)
Income taxes:
Current	(3,473)	2,177	1,080	8,573
Deferred	(8,558)	(4,512)	(16,037)	(37,899)
	(12,031)	(2,335)	(14,957)	(29,326)
Net earnings (loss)	$(1,061)	$(198,328)	$6,618	$(294,270)
Net earnings (loss) per share:
Basic	$(0.00)	$(0.68)	$0.02	$(1.00)
Diluted	$(0.00)	$(0.68)	$0.02	$(1.00)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Net earnings (loss)	$(1,061)	$(198,328)	$6,618	$(294,270)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(41,849)	128,674	(106,781)	175,630
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	28,941	(104,716)	79,022	(145,226)
Comprehensive loss	$(13,969)	$(174,370)	$(21,141)	$(263,866)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Cash provided by (used in):
Operations:
Net earnings (loss)	$(1,061)	$(198,328)	$6,618	$(294,270)
Adjustments for:
Long-term compensation plans	6,072	(1,599)	19,457	17,401
Depreciation and amortization	80,932	106,946	333,616	377,044
Gain on asset disposals	(3,888)	(7,905)	(50,741)	(11,384)
Loss on asset decommissioning	20,263	—	20,263	—
Reversal of impairment of property, plant and equipment	—	—	(5,810)	—
Impairment of goodwill	—	207,544	—	207,544
Foreign exchange	(4,263)	2,556	(8,585)	2,341
Finance charges	28,275	32,220	118,453	127,178
Income taxes	(12,031)	(2,335)	(14,957)	(29,326)
Other	(783)	(27)	(981)	(1,269)
Gain on repurchase and redemption of unsecured senior notes	(3,178)	(6,848)	(6,815)	(5,672)
Income taxes paid	(316)	(477)	(5,060)	(4,446)
Income taxes recovered	1,337	1,775	2,479	33,283
Interest paid	(35,919)	(41,369)	(116,655)	(108,622)
Interest received	339	442	1,370	1,412
Funds provided by operations	75,779	92,595	292,652	311,214
Changes in non-cash working capital balances	(798)	894	(4,493)	(17,880)
	74,981	93,489	288,159	293,334
Investments:
Purchase of property, plant and equipment	(21,541)	(29,594)	(159,886)	(114,576)
Purchase of intangibles	(332)	(687)	(808)	(11,567)
Proceeds on sale of property, plant and equipment	4,931	12,020	90,768	24,457
Changes in non-cash working capital balances	609	(1,190)	(4,574)	892
	(16,333)	(19,451)	(74,500)	(100,794)
Financing:
Redemption and repurchase of unsecured senior notes	(55,812)	(92,065)	(198,387)	(168,722)
Share repurchase	(17,719)	—	(25,902)	—
Lease payments	(1,699)	—	(6,823)	—
Debt amendment fees	(702)	(638)	(702)	(638)
Issuance of common shares on the exercise of options	—	—	—	275
	(75,932)	(92,703)	(231,814)	(169,085)
Effect of exchange rate changes on cash	(1,776)	5,529	(3,770)	8,090
Increase (decrease) in cash	(19,060)	(13,136)	(21,925)	31,545
Cash, beginning of period	93,761	109,762	96,626	65,081
Cash, end of period	$74,701	$96,626	$74,701	$96,626

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment	—	—	—	2,800	2,800
Net earnings for the period	—	—	—	6,618	6,618
Other comprehensive loss for the period	—	—	(27,759)	—	(27,759)
Share repurchase	(25,902)	—	—	—	(25,902)
Share-based compensation expense	—	13,923	—	—	13,923
Balance at December 31, 2019	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2018	$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336
Net loss for the period	—	—	—	(294,270)	(294,270)
Other comprehensive income for the period	—	—	30,404	—	30,404
Shares issued on redemption non-management directors' DSUs	2,609	(809)	—	—	1,800
Share options exercised	378	(103)	—	—	275
Share-based compensation expense	—	9,207	—	—	9,207
Balance at December 31, 2018	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752

FOURTH QUARTER 2019 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation (“Precision”) intends to release its 2019 fourth quarter results before the market opens on Thursday, February 13, 2020, and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on the same day.

The conference call dial in numbers are 844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations”. Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until February 19, 2020 by dialing 855-859-2056 or 404-537-3406, passcode 9196243.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100

Dustin Honing, Manager, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com